Exhibit 12.1
Fluidigm Corporation
Ratio of earnings to fixed charges
Fiscal Years 2012 through 2016

	Years Ended
	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016
(In thousands)
Earnings:
Net loss attributed to common stockholders before income taxes	$(18,888)	$(16,389)	$(57,705)	$(54,790)	$(80,177)
Add: Combined fixed charges and preference dividends	1,006	1,169	7,081	8,353	8,971
Less: Capitalized interest	—	—	—	—	—

Total earnings for computation of ratio	(17,882)	(15,220)	(50,624)	(46,437)	(71,206)
Fixed Charges:
Interest expense including capitalized interest	628	14	5,344	5,808	5,820
Estimated interest component of rent	378	1,155	1,737	2,545	3,151

Total fixed charges	1,006	1,169	7,081	8,353	8,971
Combined fixed charges and preference dividends:
Interest expense including capitalized interest	628	14	5,344	5,808	5,820
Estimated interest component of rent	378	1,155	1,737	2,545	3,151
Deemed dividend	—	—	—	—	—

Total combined fixed charges and preference dividends	$1,006	$1,169	$7,081	$8,353	$8,971
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	—	—	—

(1) Earnings for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 were insufficient to cover fixed charges by $18.9 million, $16.4 million, $57.7 million, $54.8 million and $80.2 million, respectively.
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net loss before benefit from income taxes. Fixed charges consist of interest expense and an estimate of the interest portion of rental expense. In addition, for the periods presented above, we did not have outstanding preferred securities and therefore were not required to pay any preferred security dividends.